BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

July 13, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Joyce Sweeney, Staff Accountant

Barbara C. Jacobs, Assistant Director

Ji Shin, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 20-F”)
Filed March 27, 2015
File No. 000-51469

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated June 29, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.	We note your response to prior comment 2 that the Union business generates incremental profit to the company’s business and that operating margin is not the company’s focus for the Union business. While your disclosure quantifies the amount of TAC, your disclosure does not provide a point of reference as to how much of the revenues earned are attributable to the Union business to which the TAC relates. Due to the related TAC, the Union business has differing margins from Baidu-owned properties, thus revenues earned through Union members are impactful on the company’s overall operating profit margins. In view of the Union member 2014 TAC comprising 12.9% of total revenues and 49% of operating margin clarify further for us the basis for your view that quantifying the amount of percentage of revenues earned through Baidu Union members or the operating margin would not be material to investors. In this regard, please tell us the amount of revenues generated through Union members for each of the periods presented. Tell us the average revenue share and the range of revenue share ratios for each of the periods presented. If there were significant variances in the relative revenue contribution from Union members or the revenue share ratios for the periods presented, please describe for us the factors contributing to such fluctuations.

The Company notes the Staff’s comment and respectfully advises the Staff that the management of the Company does not treat online marketing business through Baidu properties and that through Baidu Union members as separate businesses. Since the beginning of online marketing business, the Company established an infrastructure encompassing monetization technology framework and sales force. The Union business provides expanded marketing opportunity for customers through the same infrastructure and sales force as those of Baidu properties. As the infrastructure is always in place, Union business is an add-on and is managed as an integral part of the main business. As such, we report online marketing business by total revenues and overall operating margin.

Regarding the materiality of the business from Baidu Union, the Company believes TAC as a percentage the total revenue or TAC as a percentage of total costs and expenses to be more relevant considerations and calculations than TAC as a percentage of total operating profit. In 2013 and 2014, both metrics were relatively stable with TAC as a percentage of total revenue at 11.6% and 12.9%, respectively, and TAC as a percentage of total costs and expenses at 17.9% and 17.5%, respectively.

The Company believes that in the internet industry, its investors focus on new trends and significant changes of the business when evaluating the companies. As specifically disclosed in 20-F for operating margin, the main driver of the operating margin change throughout 2014 was selling general and administration expenses (“SG&A”). In 2013 and 2014, overall operating margin decreased by 8.9%, from 35.0% to 26.1%. Over the same period, SG&A as a percentage of total revenue increased 4.5%, from 16.2% to 20.7%. Research and development expense as a percentage of total revenue increased by 1.3%, from 12.9% to 14.2%. Cost of revenue as a percentage of total revenue increased by 2.5%, from 35.9% to 38.5%. The percentage of TAC over total revenue only increased 1.3%, from 11.6% to 12.9%. TAC is not the main factor of margin movements, nor has its business changed materially over the year. As such, the Company believes quantifying the amount of percentage of revenues earned through Baidu Union members or the operating margin would not provide investors additional meaningful information.

Further, as previously submitted to the Staff in its previous responses to the Staff’s comments on 2014 20-F, as the Company conducts business operations primarily in one geographic region, i.e., the China market, the Company considers the average revenue share and the range of revenue share ratios to be highly sensitive and confidential commercial information and if used to the Company’s disadvantage, could compromise the Company’s ability to negotiate commercial terms with various parties.

In light of the above, the Company believes disclosure of the amount of revenues generated through Union members, and the average revenue share and the range of revenue share ratios could not add meaningful insights to investors and would potentially bring downside to the Company’s business.

2.	We note your response to prior comment 3 that price per click can vary significantly for various factors and that disclosing the change in a homogeneous average price per click would not be meaningful. Your disclosure on page 84 attributes the increase in average revenue per customer primarily to the increase in the number of paid clicks and the higher price per click. Although price per click may vary, providing average changes in such metrics would provide investors with a greater understanding of the changes in monetization metrics that impact the company’s revenues. In future filings, to the extent it would be material information to investors, please quantify the fluctuation in average price per click for the periods presented and discuss the underlying factors, including offsetting factors, impacting the average price per click. Tell us the relative proportion of online marketing revenues that is based on paid clicks and price per click compared to other monetization metrics. If revenues derived from other monetization metrics are significant, please tell us the fluctuations in such metrics and the impact on revenues for the periods presented. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company will quantify the fluctuation in average price per click for the periods presented and discuss the underlying factors impacting the average price per click, in its future Form 20-F filings, to the extent that there is significant change in the average price per click and it would be material information to investors.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about the relative proportion of online marketing revenues that is based on paid clicks and price per click compared to other monetization metrics. The letter and the information itself constitute confidential information of the Company.

As shown in the separate letter supplementally submitted to the Staff, the Company’s total revenues derive primarily from online marketing services based on paid clicks and price per click, while none of the revenue streams based on other monetization metrics individually accounts for a significant portion of the Company’s total revenues. In light of these reasons, the Company believes disclosure of the relative proportion of online marketing revenues based on paid clicks and price per click compared to other monetization metrics and the fluctuations in such monetization metrics and the impact on revenues for the periods presented would not be material to investors in making a decision whether to invest in the Company.

*            *             *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
KC Yau, Partner, Ernst & Young Hua Ming LLP

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